UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 23, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa

For the business and financial press
Munich, April 23, 2008
Erich Reinhardt resigns his position on the Siemens Managing Board on April 30
Diagnostics Division CEO Jim Reid-Anderson to be successor
The CEO of the Siemens Healthcare Sector, Erich R. Reinhardt (61), will resign his position on the Managing Board of Siemens AG effective April 30, 2008. With this move, he is responding to the new findings of Debevoise & Plimpton regarding compliance cases in the former Siemens Medical Solutions Group. Based on current information, Reinhardt was not personally involved. He will continue to serve the company in a consultative capacity. The Chairman’s Committee of the Supervisory Board will propose to the Supervisory Board that Jim Reid-Anderson (49), previously CEO of the Diagnostics Division in the Healthcare Sector, be appointed as Reinhardt’s successor.
“I have the greatest respect for the clear decision made by Professor Reinhardt, whom I have known for many years and think of highly. Once again, he is showing his exemplary sense of responsibility and leadership. I am pleased that Mr. Reinhardt will continue his ties with the company and our healthcare business, and support me personally in a consultative capacity,” said Peter Löscher, President and CEO of Siemens AG.
“I based this personal decision yesterday on my understanding of management culture and entrepreneurial responsibility. It seemed necessary to me in light of compliance violations in the former Siemens Medical Solutions Group that distress me and that I deeply condemn and regret,” said Reinhardt. Prior to his decision, he was informed by the law firm Debevoise & Plimpton about new compliance violations in the former Medical Solutions Group, and subsequently held talks with the lawyers and Gerhard Cromme, Chairman of the Supervisory Board of Siemens AG.
“There is no doubt about the personal integrity of Professor Reinhardt. Based on all that we know, he was not personally involved in any questionable activities. We have determined, however, that there was unacceptable behavior in the former Medical Solutions Group,” commented Cromme.
Reinhardt took over as head of the Medical Solutions Group in 1994 and was additionally appointed to the Managing Board of Siemens AG in September 2001. He has served as CEO of the newly created Healthcare Sector since January 2008. The Chairman’s Committee of the Supervisory Board will propose to the Supervisory Board that Jim Reid-Anderson be appointed as his successor. He was Executive Vice President and Chief Financial Officer of Dade Behring in 1996, and named Chief Executive Officer in 2000. Siemens took over the company in 2007.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.

Siemens AG	Reference number: AXX 200804.45 e
Corporate Communications & Government Affairs	Stephan Heimbach
Media Relations	80333 Munich
80333 Munich	Tel.: +49-89 636-34134; Fax: -32825
E-mail: stephan.heimbach@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: April 23, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Stephan Heimbach
	Name:	Dr. Stephan Heimbach
	Title:	Corporate Vice President Corporate Communications and Government Affairs